Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: November 25, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On November 25, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

R[one]

ReserveOne @ReserveOne_ · 5h

Crypto has an on-ramp problem.

CEO @JamieLeverton sat down with @frasermatthews_ on @BlockchaiNorth to discuss how crypto-curious investors have been stuck on the sidelines, and breaks down how @ReserveOne_ plans to bring new investors into crypto as the only scaled, diversified digital asset treasury company.

💡 What makes ReserveOne unique?
• Access: Buy and hold in any traditional investment account.
• Allocation: Expected 80% #Bitcoin + 20% alt-sleeve, inspired by U.S. Digital Asset Stockpile.
• Activation: Plans to actively generate yield through through staking, institutional lending, and venture investments.
• Elite Leadership: Veterans from Blackstone, Coinbase, Tether, Hut8, and former U.S. Commerce Secretary Wilbur Ross.

Watch the full interview: youtube.com/watch?v=PrfgJ7...

NETCOINS | BLOCKCHAIN NORTH
BIGG INTERVIEW SERIES
RESERVEONE IS CHANGING HOW WE INVEST IN CRYPTO!
WITH
JAIME LEVERTON

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On November 25, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her LinkedIn and X accounts.

Jaime Leverton, Chief Executive Officer of ReserveOne, was interviewed by The Blockchain North. The excerpt of the transcript is provided below.

Host: We appreciate having you. Jaime, starting off with a quick hit for you — what’s the problem that ReserveOne is solving for investors who want crypto exposure through the public markets?

Jaime Leverton: Yeah, that was a really core part of how we designed the company. Really thinking about what this next generation of investors would be looking for that was difficult for them to get access to in the public market space. So I’ll just take a step back really quickly. ReserveOne is, as far as we know, the only scaled, diversified digital asset treasury company. We’re in the process of going through a De-SPAC. The SPAC currently trading is MBAV, but upon successful completion of our transaction, we would switch over and trade under our new ticker, RONE. We announced the raising of our PIPE and the business combination agreement earlier this summer. The way we’ll be structured is about 80% in Bitcoin and 20% in an alt sleeve — inspired by what we’re seeing from the federal government and what they intend to maintain in their digital asset stockpile. So initially a mix of Ethereum, Solana, Cardano, and XRP. Also different in our structure is that we’ll actively be putting the assets to work wherever possible to generate returns while we hold them on our balance sheet. And we have the opportunity to allocate up to 10% of our AUM into private market venture opportunities within the ecosystem. We’re also managed by a seasoned team and board — a cross-section of crypto, traditional finance, Wall Street, and Washington. On our expected board:

●	Chinh Chu, who helped build private equity at Blackstone

●	One of the co-founders of Tether

●	The chair of one of the largest exchanges in the world

●	Myself

●	John D’Agostino, head of institutional strategy at Coinbase

●	And anticipated vice-chair Wilbur Ross, former U.S. Commerce Secretary

Really building a team of seasoned veterans to steward this corporation and the capital we’ll be putting to work. A long way around to answer your question — we wanted to give new investors exposure to the upgrade of the financial system, exposure to the ecosystem, but within an equity vehicle. And we think that’s what we’ve built here — something incredibly unique, managed by proven stewards.

Host: And Jaime, you mentioned the management team and the diverse experience base. You’ve also had the benefit of watching other digital asset treasury companies start up. What are some learnings you’ve taken from them as they launched and scaled?

Jaime Leverton: For us, it was important to build in flexibility and optionality. We really focused on making sure we had the opportunity to put the assets to work, generate returns, and help fund overhead. Operating a public company isn’t free, so that yield structure was always important.

A lot of the early DATs were single-token passive strategies — fundamentally different from what we built. There’s room for different types and flavors depending on investor needs, but we feel we’ve built something structurally unique.

Host: And part of that structure — how you’ll acquire crypto assets — also stands out. Walk us through that.

Jaime Leverton: We don’t start acquiring digital assets until the deal is closed — that’s when we would fund. You can’t predict this market, but right now the market is in red territory, so it’s a better time to deploy capital. This industry loves to say “buy the dip.”

We can’t predict timing, and I’m not at liberty to share our acquisition strategies. But one of our seasoned team members is Sebastian Bea, our President and CIO, former President of Coinbase Asset Management. Rest assured the team is spending time on this.

Host: So Jaime, shifting gears. By 2026, ReserveOne will be known for…?

Jaime Leverton: First and foremost, hopefully closed and trading — top priority. Then continuing to build on what we’ve created.

Education is really important. As new investors enter the space, we’re spending a lot of time putting out content that educates, simplifies, and demystifies the space — especially around what we’re doing.

You’ll continue to see us advance the structure we’ve built. We can’t wait to do that.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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